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                     ARTICLES OF AMENDMENT TO THE CHARTER

                                       OF

                          CENTRAL PARKING CORPORATION

         Pursuant to the provisions of Section 48-20-106 of the Tennessee Business Corporation Act, the undersigned corporation adopts the following articles of amendment to its charter:

         1. The name of the corporation is Central Parking Corporation.

         2. The amendment as adopted is:

            The Charter of the corporation (as amended) is amended by striking
         Article VIII (1) in its entirety and replacing therefor the following:


                                      VIII

            1. The maximum number of shares which the Corporation shall have the authority to issue is one hundred million (100,000,000) shares of common stock, having a par value of $0.01 per share, which shares shall not be subject to any preemptive rights, and one million (1,000,000) shares of preferred stock having a par value of $0.01 per share.

         3. The corporation is a for-profit corporation.

         4. The amendment was duly approved and recommended to the shareholders at a meeting of the Board of Directors of the corporation on December 11, 1998, and the shareholders of the corporation authorized and approved the amendment at a special meeting of the shareholders held on February 17, 1999.

         5. The amendment shall be effective when these articles are filed with the Secretary of State.

         Dated this 16th day of March, 1999.


                                       CENTRAL PARKING CORPORATION



                                       By: /s/ Benjamin F. Parrish, Jr.
                                           -------------------------------------
                                           Benjamin F. Parrish, Jr.
                                           Senior Vice President